SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Annual report pursuant to Section 15(D) of the Securities Exchange Act of 1934 for the fiscal year ended:  December 31, 2010

Transaction report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from                to

Commission File No. 1-258

A.                                   Full title of the plan and address of the plan if different from that of the issuer named below:

Continental Materials Corporation Employees Profit Sharing Retirement Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Continental Materials Corporation

200 S. Wacker Drive, Suite 4000

Chicago, Illinois 60606

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Continental Materials Corporation

Employees Profit Sharing Retirement Plan

Chicago, Illinois

We have audited the accompanying statements of net assets available for benefits of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (“the Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4a — Schedule of Delinquent Participant Contributions and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2010 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2010 financial statements taken as a whole.

/s/Crowe Horwath LLP
Crowe Horwath LLP

Oak Brook, Illinois
June 28, 2011

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING

RETIREMENT PLAN

FINANCIAL STATEMENTS

December 31, 2010 and 2009

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009
ASSETS
Investments at fair value (Notes 2, 3, 4 and 5)	$30,497,937	$28,203,351

Receivables:
Employer contributions	166,106	185,672
Employee contributions	26,971	92,429
Notes receivable from participants	2,053,611	2,096,119

Total receivables	2,246,688	2,374,220

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	—	352,733

NET ASSETS AVAILABLE FOR BENEFITS	$32,744,625	$30,930,304

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2010

Additions to net assets attributed to:
Investment income:
Interest and dividend income	$832,176
Net appreciation in fair value of investments	2,809,030
Total investment income	3,641,206

Contributions:
Employer	263,484
Employee	1,138,761
Total contributions	1,402,245

Total additions	5,043,451

Deductions from net assets attributed to:
Benefits paid to participants	3,260,552
Administrative expenses	19,219
Total deductions	3,279,771

Net increase before transfers	1,763,680

Plan transfer in (Note 1)	50,641

Net increase	1,814,321

Net assets available for benefits - beginning of year	30,930,304

Net assets available for benefits - end of year	$32,744,625

See accompanying notes to financial statements.

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTS TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Continental Materials Corporation Employees Profit Sharing Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General:  The Plan is a defined contribution plan established to provide retirement benefits to eligible employees.  Under the Plan, all nonunion employees of Continental Materials Corporation (“CMC”, the “Company”) and its subsidiaries (collectively the “Employer”) who have met the eligibility requirements may elect to participate in the Plan.  New York Life Trust Company (“NYLTC”) serves as the Trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation and Contributions:  Eligible employees are automatically enrolled in the Plan at a contribution rate of 3% on the first day of the first month coincident with or following completion of one month of service, with the Employer.  Employees have the options of waiving participation and choosing other participation levels.

A participating employee may make pretax contributions to the Plan based upon a percentage of compensation.  The pretax contributions cannot be less than 1% or greater than 50% or greater than 15% for those designated as highly compensated. Employee contributions were matched by the employer until March 16, 2010 when the matching was discontinued.  Annual Employer contributions at the discretion of the Board of Directors are made on behalf of participants who have made contributions to the Plan, are employed at the end of the year and have one year of service.  Such Employer contributions are allocated to participants based upon the eligible wages of the participant rather than contributions to the Plan.

Participant Accounts:  Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s and Employer’s contributions.  Investment income, including net realized and unrealized appreciation and depreciation in the fair value of investments for each fund net of administrative expenses, is allocated to all fund participants based on their respective total fund balances.

Vesting:  Participant contributions plus the earnings thereon are fully vested.  Vesting in the Employer contributions and the earnings thereon is determined on a graded schedule based on years of service.  A participant is 100% vested after six years of service.  If a participant attains age 60, becomes permanently and totally disabled, or dies, the full value of the participant’s Employer contribution account becomes immediately vested and is nonforfeitable.

Notes Receivable from Participants:  A participant may borrow an amount not to exceed $50,000 or 50% of the vested portion of his or her account, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate in effect at the time of application.  The period for repayment cannot exceed five years, unless the loan is used for the purchase of a home, in which case cannot exceed 15 years.  The interest paid is transferred to the investment fund(s) from which the loan principal originated. A participant may have no more than two loans outstanding at one time.

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTS TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Allocation of Forfeitures:  Forfeitures of terminated participants are used first to pay administration fees and then used to reduce the annual Employer contribution.  If a terminated participant returns to employment within five years, the amount previously forfeited may be reinstated.  As of December 31, 2010, the forfeiture account totaled $37,446.  In 2010, $65,000 of forfeited employer matching contributions was applied to offset employer contributions receivable.

Administrative Expenses:  Investment management, custodial, and recordkeeping expenses of the Plan are paid from the assets of the Plan.  Legal and audit expenses and the Plan administrator’s salary are absorbed by the Employer.  Loan fees and portfolio fees are paid out of the accounts of the individuals receiving loans or investing in portfolios.

Plan Transfers: Participant account balances are transferred between the Plan and the Williams Furnace Co. Employees Profit Sharing Retirement Plan when an applicable change in their employment position occurs.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:  The accompanying financial statements have been prepared on the accrual basis of accounting including dividend and interest income.

Use of Estimates:  The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan income and expenses during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition:  The Plan values investments at fair value (Note 4).  Investment transactions are reflected on a trade-date basis.  Net earnings on investments are allocated to participants on a daily basis.

Realized and Unrealized Gains and Losses:  The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation on those investments.  Realized gains or losses on sales of securities are based on average cost.

Payment of Benefits:  Benefit payments to participants are recorded upon distribution.

Adoption of New Accounting Standard: In September 2010, the FASB amended existing guidance with respect to the reporting of participant loans for defined contribution pension plans. The guidance requires that loans issued to participants be reported as notes receivable, segregated from plan investments, and be measured at their unpaid principal balances plus accrued but unpaid interest. This guidance is effective for reporting periods ending after December 15, 2010, and is to be applied retrospectively to all periods presented comparatively. The adoption of this guidance by the Plan resulted in a reclassification from investments to notes receivable from participants of $2,096,119 on the statements of net assets available for benefits as of December 31, 2009. Adoption had no effect on the Plan’s net assets available for benefits.

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTS TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants:  Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

NOTE 3 - INVESTMENT PROGRAM

Participants may choose to direct the investment of their contributions, the Employer contributions, and their account balance to any or all of 12 investment options which consist of ten mutual funds, one stable value fund, and a CMC stock fund (which invests in Continental Materials Corporation stock).  There are also three premixed allocations that may be chosen.  These are designed as income-oriented, income- and growth-oriented, and growth-oriented portfolios.  Participants may change their investment elections at any time.

NOTE 4 - INVESTMENTS

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability.  Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.  The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements), considers quoted prices for similar assets and liabilities in an active market (level 2 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements).

Mutual funds and common stock: Mutual funds and common stock are stated at the quoted market price on the last business day of the year as reflected on national securities exchanges (Level 1 inputs).

Stable value fund (SVF ):  In 2009, the fair values of participation units in the stable value fund [pooled separate account] were based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager (level 2 inputs). The fund invested in corporate bonds, commercial mortgage backed securities, collateralized mortgage obligations and asset backed securities, with the objective of providing low risk, stable retirement at competitive yields and may be an appropriate investment option for those investors seeking to accumulate current income while preserving value of the original investment. The fund provided for daily redemptions by the Plan and participants with no advance notice requirements.  Participants owned units in the account and redeemed at the account’s reported net asset value per unit.

Guaranteed Interest Account: The Guaranteed Interest Account (GIA) is a fully benefit-responsive, general account group annuity contract. It seeks to provide competitive yield and limited volatility with a guarantee of principal, accumulated interest and annuity purchase rates. This account is backed by the general account of New York Life Insurance Company (NYLIC). Contributions made under the GIA are invested in a broadly diversified fixed income portfolio within the general account. The fair values of the Plan’s guaranteed interest account have been determined to approximate contract values (level 3 inputs), as the terms of the contract prohibit transfer or assignment of rights under the contract and provide for all distributions prior to contract termination at contract value, frequent re-setting of contractual interest rates based upon market conditions, no liquidity restrictions and no defined maturities. In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTS TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 4 - INVESTMENTS (Continued)

While Plan investments are presented at fair value in the statements of net assets available for benefits, material differences between the fair values and contract values of the Plan’s interests fully benefit responsive contracts are presented as an adjustment line in the statements of net assets available for benefits in 2009, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits.  Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses.  Participants in fully benefit-responsive contracts can direct the withdrawal or transfer of all or a portion of their investment at contract value.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2010.

	Investment Assets at Fair Value on a Recurring Basis
	as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Common stocks	$1,528,673	$—	$—	$1,528,673
Guaranteed interest account	—	—	7,830,547	7,830,547
Mutual funds
Money market	55,821	—	—	55,821
Fixed income	5,114,901	—	—	5,114,901
Domestic equity	12,161,109	—	—	12,161,109
International equity	3,806,886	—	—	3,806,886

	$22,667,390	$—	$7,830,547	$30,497,937

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2009.

	Investment Assets at Fair Value on a Recurring Basis
	as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Common stocks	$788,758	$—	$—	$788,758
Pooled separate account	—	6,995,869	—	6,995,869
Mutual funds
Money market	82,021	—	—	82,021
Fixed income	4,654,764	—	—	4,654,764
Domestic equity	11,663,895	—	—	11,663,895
International equity	4,018,044	—	—	4,018,044

	$21,207,482	$6,995,869	$—	$28,203,351

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTS TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 4 - INVESTMENTS (Continued)

The table below presents a reconciliation of all investments measured at fair value on a recurring basis using significant unobservable inputs (level 3) for the year ended December 31, 2010, including the reporting classifications for the applicable gains and losses included in the 2010 statement of changes in net assets available for benefits.

Fair Value Measurements Using
Significant Unobservable Inputs (Level 3)
Guaranteed Interest Account
Balance, January 1, 2010	$—
Total gains or losses included in change in net assets available for benefits:
Interest income on investment contracts held at end of year	9,869
Purchases, sales, issuances and settlements (net)	7,820,678
Transfers in and/or out of Level 3	—

Balance, December 31, 2010	$7,830,547

The fair value of investments held at December 31, 2010 and 2009, which represent 5% or more of total net assets available for benefits, are as follows:

	2010	2009
New York Life Insurance Stable Value Products
Fund Anchor Account I	$—	$6,995,869
Guaranteed Interest Account	7,830,547	—
PIMCO Total Return Fund	5,114,901	4,654,764
MainStay S&P 500 Index Fund	3,007,176	2,851,075
Franklin Small Mid-Cap Growth Fund	2,642,657	2,062,767
Janus Twenty Fund	1,727,179	2,204,392
Templeton Foreign Fund	2,150,606	2,340,007
MainStay MAP Fund I	1,658,361	1,689,538
Templeton Developing Markets Trust Fund	1,656,280	1,678,037

During the year ended December 31, 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $2,809,030 as follows:

Mutual funds	$2,029,534
Company stock	779,496

$2,809,030

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTS TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 5 — POOLED SEPARATE ACCOUNT

In 2009, the Plan held a indirect interest in a fully benefit-responsive contract through its investment in a stable value fund.

In 2009, the SVF was managed by NYLIC. The contract for the SVF specified certain conditions under which distributions from the SVF would be payable at amounts below contract value.  Such circumstances may include a partial plan termination, mergers, spin-offs, layoffs, early retirement incentive programs, sales or closings of all or a portion of the plan sponsor’s operations, bankruptcy, or receivership, if these events would lead to a request for payment of more than 10% of the Plan’s value in the fund.  The contract did not limit the circumstances under which the issuer may terminate the contract.  As of December 31, 2009, management believed that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value was not probable. As of December 15, 2010, the fund was liquidated.

The crediting interest rate of the SVF was based on actual returns of the underlying assets. The crediting interest rate to the participants was based on the actual return of the fund reduced by investment management fee charged by New York Life Insurance Company.

While, the SVF does not have a guaranteed crediting rate, it cannot be less than zero.

2009

Average contract yield:
Based on annualized earnings (1)	3.18%
Based on interest rate credited to participants (2)	2.68%

(1)	Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contracts’ investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contracts’ investments on the same date.

NOTE 6 - GUARANTEED INTEREST ACCOUNT

In December, 2010, the Plan entered into a fully benefit-responsive investment contract with NYLIC.  NYLIC maintains the contributions in its general account.  The Plan’s contract investment balance is credited with earnings based upon contractually determined interest rates, dividends (if any) and charged for plan withdrawals and administrative expenses. NYLIC establishes an effective annual interest rate semiannually. In no event will such effective annual interest rate, minus the deductions for expenses, be less than the minimum interest rate as defined by the contract. Management has determined that the estimated fair value of the Plan’s investment in this fully benefits-responsive investment contract as of December 31, 2010 approximated contract value. Accordingly, the 2010 statement of net assets available for benefits reflects no adjustment for the difference between net assets with all investments at fair value and net assets available for benefits.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  There are no reserves against contract value for credit risk of the Issuer or otherwise.  The contract is included in the financial statements at estimated fair value, which approximates contract value, as reported to the Plan.

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTS TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 6 - GUARANTEED INTEREST ACCOUNT (Continued)

The Plan’s guaranteed interest contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value.  Such circumstances are defined in Section 1.5 (Payments to the contract holders) and Section 1.6 (Transfer to Other Funding Media) of the contract and includes events initiated by the Plan Sponsor including, but not limited to, total or partial plan termination, mergers, spinoffs, layoffs, early retirement incentive programs, sales or closing of all or part of the Plan Sponsor’s operations, bankruptcy or receivership will be subject to annual limitation as defined in the contract.

The contract did not specify the circumstances under which the issuer may terminate the contract other than a written notice to the contract holder 30 days prior to the intended termination date.  Currently, management believes that the occurrence of an event that would cause the Plan to transact contract distributions at less than contract value is not probable.

The crediting interest rate of the contracts is based on an agreed-upon formula with the Issuer, as defined in the contract agreements, but cannot be less than zero.  Such interest rates are reviewed on a semiannual basis for resetting.  The key factors that influence future interest crediting rates could include the following:  the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contracts.  The resulting gain or loss in the fair value of the investment contracts relative to its contract value, if any, is reflected in the statement of net assets available for benefits as “adjustment from fair value to contract value for fully benefit-responsive investment contracts.”  The average yields for 2010 were as follows:

Average yields:
Based on annualized earnings (1)	3.25%
Based on interest rate credited to participants (2)	3.25%

(1)          Computed by dividing the annualized one-day actual earnings of the contracts on the last day of the Plan year by the fair value of the contract investment on the same date.

(2)          Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the contract investment on the same date.

NOTE 7 - TERMINATION OF THE PLAN

While the Employer has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA.  In the event such termination occurs, the participants would become fully vested in their accounts and the distribution of the Plan’s assets to participants or their beneficiaries would be made by the Trustee of the Plan.

NOTE 8 - FEDERAL INCOME TAXES

The Plan obtained its latest determination letter dated July 26, 2010, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable regulations of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter; however, the Employer and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(Continued)

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

NOTS TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE 9 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options.  These options consist of a combination of investment securities including a guaranteed interest account, mutual funds, and Continental Materials Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 10 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Continental Materials Corporation pays certain professional fees for the administration and audit of the Plan.

Certain Plan investments are shares of mutual funds, a guaranteed interest account and a pooled separate account managed by New York Life Investment Management (“NYLIM”) or NYLIC.  As NYLIC is the trustee of the Plan and NYLIM and NYLIC are affiliated, these transactions qualify as party-in-interest transactions. As of December 31, 2010 and 2009, the Plan held 68,397 and 70,747 shares of common stock of Continental Materials Corporation valued at $1,528,673 and $788,758, respectively. As Continental Materials Corporation is the Plan Sponsor, this investment constitutes a party-in-interest investment.  In addition, the Plan document provides for participant loans which also qualify as party-in-interest transactions.  Administrative fees paid to an affiliate of the Trustee totaled $19,219 for the year ended December 31, 2010.

NOTE 11 - RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

The net assets available for benefits per the financial statements is higher than the Form 5500 at December 31, 2010 and 2009 by $196,892 and $282,911, respectively.  The difference at December 31, 2010 and 2009 relates mainly to contributions receivable.  The net increase in net assets available per the financial statements is greater than the Form 5500 for the year ended December 31, 2010 by $196,892, which relates mainly to the increase in contributions receivable from 2009 to 2010.

SUPPLEMENTAL SCHEDULES

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

Year ended December 31, 2010

Plan Sponsor:	Continental Materials Corporation
Employer Identification Number:	36-2274391
Plan Number:	002

Check here if Late	Total that Constitute Nonexempt Prohibited Transactions			Total Fully
Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Corrected Under VFCP and PTE 2002-51
☒	—	$4,467	—	—

CONTINENTAL MATERIALS CORPORATION

EMPLOYEES PROFIT SHARING RETIREMENT PLAN

SCHEDULE H, LINE 4i — SUPPLEMENTAL SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

December 31, 2010

Plan Sponsor:	Continental Materials Corporation
Employer Identification Number:	36-2274391
Plan Number:	002

		(c)
	(b)	Description of Investment
	Identity of	Including Maturity Date,		(e)
	Issuer, Borrower,	Rate of Interest, Collateral	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Date	Cost	Value

*	New York Life Insurance Co.	Guaranteed Interest Account	#	$7,830,547

		Mutual Funds
*	New York Life Investment Mgmt	MainStay S&P 500 Index Fund	#	3,007,176
		MainStay ICAP Equity Fund I	#	1,277,333
		MainStay Map Fund I	#	1,658,361
		MainStay Cash Reserves Fund	#	55,821

	PIMCO	Total Return Fund	#	5,114,901

	Franklin	Small Mid-Cap Growth Fund	#	2,642,657

	Janus	Twenty Fund	#	1,727,179

	Templeton	Developing Markets Trust Fund	#	1,656,280

	Templeton	Foreign Fund	#	2,150,606

	Oppenheimer	Capital Appreciation Fund	#	348,915

	Wells Fargo	Small Cap Value Fund	#	1,499,488

		Other investments
*	Continental Materials Corp	Common Stock	#	1,528,673

*	Plan participants	Participant loans, interest rates at 4.25% to 10.50% with ranging maturities until June 2025	#	2,053,611

				$32,551,548

*- Indicates a permitted party-in-interest

#-Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

CONTINENTAL MATERIALS CORPORATION

Date:	June 28, 2011	/s/ Joseph J. Sum
	By:	Joseph J. Sum
	Title:	Vice President and Chief Financial Officer